Nixon Peabody llp

100 Summer Street

Boston, Massachusetts 02110-2131

(617) 345-1000

William E. Kelly

Direct Dial: (617) 345-1195 / Direct Fax: (866) 743-4899

E-Mail: wkelly@nixonpeabody.com

January 30, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Jay Ingram, Legal Branch Chief

Re:	ThermoEnergy Corporation
Preliminary Proxy Statement on Schedule 14A
Filed December 18, 2012
File No. 33-46104-FW

Ladies and Gentlemen:

On behalf of ThermoEnergy Corporation (the “Company”), we are today filing, pursuant to the Securities Exchange Act of 1934, Amendment No. 1 to the above-referenced Preliminary Proxy Statement on Schedule 14A.

Amendment No. 1 contains changes in response to the comments made in a letter to Cary G. Bullock, the former Chairman and Chief Executive Officer of the Company, dated January 14, 2013 from Jay Ingram, Legal Branch Chief (the “Comment Letter”). The responses of the Company to the Staff’s comments are set forth below and are keyed to the sequential numbering of the comments contained in the Comment Letter.

Proposal I, page 5

1.	Please provide the disclosure required by Item 404 of Regulation S-K, if applicable. See Item 7(b) of Schedule 14A.

The disclosure required by Item 404 of Regulation S-K has been added on page 9.

2.	Please provide the disclosure required by Item 407(b) of Regulation S-K on meetings of the board of directors during the last full fiscal year. See Item 7(d) of Schedule 14A.

The disclosure required by Item 407(b) of Regulation S-K on meetings of the board of directors and its committees during the fiscal year ended December 31, 2012 has been added on page 9.

Proposal II, page 15

3.	With respect to the proposal relating to the modification of your Series B Convertible Preferred Stock, please provide all of the disclosure required by Item 12 of Schedule 14A, including the financial information required by Item 13(a) of Schedule 14A. We note that you have incorporated by reference only the audited financial statements and management’s discussion and analysis of financial condition and results of operation from your annual report on Form 10-K for the fiscal year ended December 31, 2011.

The disclosure required by Item 12 of Schedule 14A has been added at various places throughout the filing. Because the financial information required by Item 13(a) of Schedule 14A cannot be incorporated by reference, Management’s Discussion and Analysis of Financial Condition and Results of Operations has been added beginning on page 14 and the Company’s consolidated financial statements have been added beginning on page F-1.

4.	Disclosure indicates that one of the changes to the certificate of incorporation would create a new series of preferred stock designated Series C Convertible Preferred Stock. Additional disclosure indicates that you intend to issue, offer, and sell shares of the Series C Convertible Preferred Stock to a group of accredited investors in a private placement. We note that the Form 8-K filed on December 6, 2012 disclosed that you entered into a November 30, 2012 bridge loan agreement with investors for $3.7 million in exchange for issuance of the series C convertible preferred stock. Please provide all of the disclosure required by Item 11 of Schedule 14A, including the material provisions of the bridge loan agreement and the financial information required by Item 13(a) of Schedule 14A.

The discussion of Proposal II has been enlarged on pages 30 and 31 to include the disclosure required by Item 11 of Schedule 14A with respect to the proposed exchange of the November 30, 2012 bridge notes for shares of Series C Convertible Preferred Stock, as well as the possible offer, sale and issuance of additional shares of Series C Convertible Preferred Stock in a private placement exempt from the registration requirements of the Securities Act of 1933. Because the financial information required by Item 13(a) of Schedule 14A cannot be incorporated by reference, Management’s Discussion and Analysis of Financial Condition and Results of Operations has been added beginning on page 14 and the Company’s consolidated financial statements have been added beginning on page F-1.

5.	Disclosure indicates that you agreed in 2011 with holders of outstanding common stock purchase warrants, subject to shareholder approval of the proposed amendment, to allow them to exchange their shares of series B convertible preferred stock for an equal number of shares of series B-1 convertible preferred stock and thereby to obtain priority in liquidation over the holders of series B convertible preferred stock who elected not to exercise or surrender their warrants. Please describe the exemption from registration that you intend to rely upon for the exchange, or otherwise advise us of the Securities Act implications of the planned exchange.

The Company’s Series B Convertible Preferred Stock is held by a total of 19 accredited investors (which consist of (i) a group of three venture capital funds under common management, (ii) a group of three unregistered investment funds under common management and two principals of the management company, (iii) two unregistered investment funds managed by a member of the Company’s Board of Directors, (iv) a community development fund, (v) a family trust established by a high net worth individual, (vi) a high net worth individual, (vii) an unregistered investment fund, and (viii) five registered investment companies under common management. All of the holders of the Company’s Series B Convertible Preferred Stock acquired their shares in private placement transactions exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) thereof. The exchange by certain of such holders of their shares of Series B Convertible Preferred Stock for shares of the newly-authorized Series B-1 Convertible Preferred Stock will be made in a private placement not involving a public offering and exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) thereof.

Executive Officer and Director Compensation, page 24

6.	Please include the disclosure required by Item 402 of Regulation S-K for your most recently completed fiscal year. See Item 8 of Schedule 14A.

The disclosure required by Item 402 of Regulation S-K regarding compensation of the Company’s named executive officers and directors for the fiscal year ended December 31, 2012 is made at pages 38 through 42.

Amendment No. 1 also includes the addition in Proposal I of a third nominee for election to the Board of Directors, James F. Wood, the Company’s newly-appointed President, Chief Executive Officer and Chairman of the Board of Directors and adds, as Proposals V and VI, “say-on-pay” proposals to approve the 2012 compensation of the Company’s named executive officers and to establish a frequency of three years for future advisory votes on executive compensation.

Because the originally-scheduled date of the shareholders meeting to which the filing related has passed, Amendment No. 1 leaves both the date of the meeting and the date of the Proxy Statement blank. When the Staff has completed its review of the filing, we will file a further Amendment, completing the blanks and responding to any further comments; at that time, we will also provide a written statement from the Company setting forth the acknowledgements requested in the Comment Letter.

We trust that the Staff will find that Amendment No. 1 to the Preliminary Proxy Statement satisfactorily addresses the comments set forth in the Comment Letter.

Sincerely,

/s/ William E. Kelly

William E. Kelly

CC: Mr. James F. Wood